SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
 (Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 5)*

POWER EFFICIENCY CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

739268 20 9
(CUSIP Number)

STEVEN STRASSER, 3960 HOWARD HUGHES PKWY, SUITE 460,
LAS VEGAS, NV 89169. TEL: (702-697-0377)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

Note:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 739268 20 9	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SUMMIT ENERGY VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,803,901 SHARES OF COMMON STOCK, WHICH INCLUDES 2,000,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS.
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 8,803,901 SHARES OF COMMON STOCK, WHICH INCLUDES 2,000,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS.
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,901 SHARES OF COMMON STOCK, WHICH INCLUDES 2,000,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 739268 20 9	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NORTHWEST POWER MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,803,901 SHARES OF COMMON STOCK, WHICH INCLUDES 2,000,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS.
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 8,803,901 SHARES OF COMMON STOCK, WHICH INCLUDES 2,000,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS.
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,901 SHARES OF COMMON STOCK, WHICH INCLUDES 2,000,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 739268 20 9	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON STEVEN STRASSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

24,236,248 SHARES OF COMMON STOCK, WHICH INCLUDES 8,099,298 SHARES OF COMMON STOCK UNDERLYING OPTIONS AND WARRANTS, AND 6,548,040 SHARES OF COMMON STOCK UNDERLYING CONVERTIBLE PREFERRED STOCK.

	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
9
SOLE DISPOSITIVE POWER

24,236,248 SHARES OF COMMON STOCK, WHICH INCLUDES 8,099,298 SHARES OF COMMON STOCK UNDERLYING OPTIONS AND WARRANTS, AND 6,548,040 SHARES OF COMMON STOCK UNDERLYING CONVERTIBLE PREFERRED STOCK.

	10	SHARED DISPOSITIVE POWER 0 SHARES
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,236,248 SHARES OF COMMON STOCK, WHICH INCLUDES 8,099,298 SHARES OF COMMON STOCK UNDERLYING OPTIONS AND WARRANTS, AND 6,548,040 SHARES OF COMMON STOCK UNDERLYING CONVERTIBLE PREFERRED STOCK.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Statement relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Power Efficiency Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 3960 Howard Hughes Pkwy, Ste 460, Las Vegas, Nevada 89169.

This Amendment No. 5 to Schedule 13D filed for each of Summit Energy Ventures, LLC, Northwest Power Management, Inc. and Steven Strasser is made to reflect the change in beneficial ownership as a result of investing additional capital in the Issuer by Steven Strasser.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Summit Energy Ventures, LLC, a Delaware limited liability company (“Summit”);

(2)	Northwest Power Management, Inc., a Washington Corporation and the manager of Summit (“Northwest Power”);

(3)	Steven Strasser (“Mr. Strasser”);

(b)	The address of the above persons is:
3960 Howard Hughes Pkwy, Ste 460
Las Vegas, NV 89169

(c)
Mr. Strasser is the president and sole owner of Northwest Power and may be deemed to control Northwest Power.  Northwest Power is a manager that provides management services to Summit.  Summit is an investment company which invests in securities and other obligations of entities.  Mr. Strasser owns 99.5% of Summit and has voting and dispositive control over Summit and Summit’s shares of the Issuer.

(d)	Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)
Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Strasser is a Canadian citizen and is a permanent resident of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used in the acquisition of the Issuer’s securities is personal funds of the Reporting Persons.

Item 4.	Purpose of Transaction

Mr. Strasser acquired the shares for personal investment.

Item 5.	Interest in Securities of the Issuer

(a), (b) Summit is entitled to has voting and dispositive power on 8,803,901 shares of common stock in the issue, including common stock underlying warrants, or 16.3% of the outstanding stock of the Issuer.  Northwest Power does not directly own any shares of the Issuer and is only making this filing because it is the manager of Summit.

(a), (b) Mr. Strasser has voting and dispositive power on 24,236,248 shares of common stock in the issuer, including common stock underlying options, warrants and preferred stock, or 34.9%of the outstanding stock of the Issuer.

(c) In the Issuer’s private placement of securities that closed on June 21, 2010, Mr. Strasser paid approximately $552,000 for 34,547 Units, each Unit consisting of 1 share of the Issuer’s Series D Convertible Preferred Stock and a warrant exercisable for up to 50 shares of the Issuer’s common stock at an exercise price of $0.19 per share.  Each share of the Series D Convertible Preferred Stock is initially convertible into 100 shares of common stock.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stockholders’ Agreement previously entered into by Summit was terminated on February 26, 2004.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of July, 2010.

By:	/s/Steven Strasser
Name: Steven Strasser, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of July, 2010.

NORTHWEST POWER MANAGEMENT, INC.

By:	/s/Steven Strasser
Name: Steven Strasser, individually
Title: President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of July, 2010.

SUMMIT ENERGY VENTURES, LLC

By:	NORTHWEST POWER MANAGEMENT, INC., its manager

By:	/s/Steven Strasser
Name: Steven Strasser
Title: President